SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          MERCURY WASTE SOLUTIONS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   589413 10 3
                                 (CUSIP Number)

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CUSIP No. 589413 10 3

1.       Name of Reporting Person and I.R.S. Identification No.:
         ALAN R. GEIWITZ

2.       Member of a Group: (a) ________  (b)     X

3.       SEC USE ONLY:

4.       Citizenship or Place of Organization:  U.S.A.

5.       Sole Voting Power: 260,339

6.       Shared Voting Power: --  0

7.       Sole Dispositive Power: 260,339

8.       Shared Dispositive Power: --  0

9.       Aggregate Amount Beneficially Owned by each Reporting Person:
         260,339

10.      Check Box if the Aggregate Amount in Row 9 excludes Certain Shares:___

11.      Percent of Class Represented by Amount in Row 9: 7.5%

12.      Type of Reporting Person:  IN

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Item 1(a)
and (b)     NAME AND ADDRESS OF ISSUER:

            Mercury Waste Solutions, Inc.
            302 North Riverfront Drive
            Mankato, MN 56001

Item 2(a)   NAME OF PERSON FILING: Alan R. Geiwitz


Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1450 Metropolitan Centre
            333 South Seventh Street
            Minneapolis, MN 55402


Item 2(c)   CITIZENSHIP:  USA



Item 2(d)   TITLE OF CLASS OF SECURITIES:  Common Stock, $0.01 par value


Item 2(e)   CUSIP NUMBER: 589413 10 3


Item 3      THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b).


Item 4(a)   AMOUNT BENEFICIALLY OWNED:

            260,339 shares at December 31, 1997.
            (including the right to acquire 20,339 shares upon exercise of certain warrants)

Item 4(b)   PERCENT OF CLASS:

            7.5% pursuant to Rule 13d-3(c).

Item 4(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

            (1) Sole power to vote or to direct the vote 260,339

            (2) Shared power to vote or to direct the vote -0-

            (3) Sole power to dispose or to direct the disposition of 260,339

            (4) Shared power to dispose or to direct the disposition of -0-

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Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

Item 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

Item 9      NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

Item 10     CERTIFICATION.

            Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Alan R. Geiwitz
Date February 11, 1998.   ------------------------------------------------------
                                             Alan R. Geiwitz